

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

June 11, 2007

Via Mail and Fax

Elmer L. Doty
President and Chief Executive Officer
Vought Aircraft Industries, Inc.
9314 West Jefferson Boulevard M/S 49R-06
Dallas, TX 75211

> **RE:** **Vought Aircraft Industries, Inc.**
> **Form 10-K: For the Year Ended December 31, 2006**
> **Form 8-K: Furnished March 15, 2007**
> **File Number: 333-112528**

Dear Mr. Doty:

We have reviewed your correspondence dated May 11, 2007, and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Where applicable, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Response Letter Dated May 11, 2007

1. Refer to your response to comment number 5. We note in your intended revised disclosure that procurement contracts specify determinable prices and quantities. In view of this, it appears practicable to disclose the estimated total amount or remaining amount, as appropriate, associated with these contracts based on their respective terms, with qualification in regard to their variable and uncertain nature as appropriate. We believe quantification provides readers with meaningful information on the relative magnitude of these contracts to your operations. Consequently, please revise the contractual obligations table and/or related narrative as appropriate. If quantification is not practicable, disclose this and the reason why.

2. Refer to your response to comment number 6. Please revise your disclosure to indicate that revenue is primarily associated with the sale of manufactured end

products, and that revenues from services are accounted for separately and, to the extent true, are not material.

3. Refer to your response to comment number 17. It appears "adjusted EBITDA" is meaningful only to specific parties associated with certain of your indebtedness and does not provide general useful information from which to assess your operations and performance. In view of this, please discontinue disclosing "adjusted EBITDA." If the nature of the items contemplated as adjustments in arriving at "adjusted EBITDA" are material to your operations and performance, expand your MD&A and similar disclosure to address their effects.

4. If you continue to believe that disclosing "adjusted EBITDA" is of general use in your specific circumstances, please expand your disclosure to clearly demonstrate the meaningfulness of each adjusting item in assessing your operations and performance. Provide us with a copy of your intended revised disclosure.

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You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Keith Howe, Vice President and Chief Financial Officer